UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of the registrant is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. ("Orckit" or the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

Following Orckit's announcement on July 29, 2013 regarding preliminary discussions with another telecom equipment manufacturer about a possible transaction, Orckit announced today that on August 20, 2013, it reached a non-binding understanding with ECI Telecom Ltd. ("ECI") with respect to the terms of a proposed transaction pursuant to which Orckit would grant an exclusive license to ECI to develop, manufacture and sell products comprising Orckit's Packet Transport technology.

If a definitive agreement is signed, Orckit would be entitled to receive $4.5 million over a period of approximately four years on the account of royalties payable on the sales arising from said license and in consideration for the sale of inventory and research and development equipment to ECI.  The royalty rate would be set forth in the definitive agreement, with the rate with respect to existing customers of Orckit being higher than the rate with respect to other customers.  As a condition to the transaction, ECI would hire certain present and former employees of Orckit (including key employees and one officer), on terms to be agreed between them.  Orckit would not be entitled to hire such employees for a period of 18 months.

There can be no assurance that a definitive agreement will be signed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: August 21, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer